

April 16, 2015

Timothy Healy
Chief Executive Officer
EnerNOC, Inc.
15301 Dallas Parkway, Suite 500
Addison, Texas 75001

> **Re:** **EnerNOC, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 10, 2015**
> **File No. 001-33471**

Dear Mr. Healy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal Two—Approval of the Flexible Settlement Feature in Connection with the Potential Conversion of Our Convertible Senior Notes, page 54

1.   We note your discussion under Reason for Stockholder Approval regarding how the proposal will benefit shareholders. Please balance your disclosure by discussing, in quantified terms, the potential negative consequences of the proposal on existing shareholders' rights, such as significant dilution of voting rights and earnings per share, among others. See Item 11(d) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Miguel J. Vega, Esq.
Cooley LLP